SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                                TELOS CORPORATION
    -----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
    -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
    -----------------------------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                       c/o Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 800
                            New York, New York 10017
                                 (212) 692-6395
    -----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 30, 2005
    -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              506,811
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                                     0
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 506,811
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                                    0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                       0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                                    0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                       0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 12
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                                    0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                       0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 12
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                               14,476
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                  14,476
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 3 to SCHEDULE 13D

         This amendment ("Amendment No. 3") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005 and further amended by Amendment No. 2 filed on June 6, 2005 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 3 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Reporting Persons". The Schedule is amended only to the extent set forth below:

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to incorporate by reference that certain letter, dated June 30, 2005, which was prepared by counsel to Costa Brava and delivered on Costa Brava's behalf to the Issuer's Board of Directors, the Issuer's independent auditors and the Securities and Exchange Commission (the "Costa Brava Letter"). A copy of the Costa Brava Letter is filed as Exhibit 99.2 hereto and incorporated herein by reference.

         The Reporting Persons understand that the Stipulated Temporary Restraining Order of the United States District Court of the Eastern District of Virginia (the "Court") dated May 12, 2005, which is the temporary restraining order referred to in the Costa Brava Letter, states that "the requirements of this [o]rder shall terminate at 12:01 a.m. EDT on June 3, 2005, unless some other time is ordered by the Court, or agreed upon by the parties and subsequently ordered by the Court, for the hearing on Plantiff's Motion for Entry of a Preliminary Injunction." The Reporting Persons do not have, and the Reporting Persons specifically disclaim any obligation to provide, updated information with respect to the proceedings described in the Costa Brava Letter.

         As of the date of this Amendment No. 3, except as set forth above and in the Costa Brava Letter, and as otherwise set forth in the Schedule, none of the Reporting Persons has any present plan or intention which may result in, or relate to, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1      Joint Filing Agreement

         Exhibit 99.2   Costa Brava Letter

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule 13D is true, complete and correct.


Dated:  July 11, 2005                  COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:   Seth W. Hamot
                                           Title:  Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:   Seth W. Hamot
                                           Title:  Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:   Andrew R. Siegel
                                           Title:  Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1         Joint Filing Agreement, dated as of July 11, 2005.

Exhibit 99.2      Costa Brava Letter

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 3 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  July 11, 2005                  COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:   Seth W. Hamot
                                           Title:  Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:   Seth W. Hamot
                                           Title:  Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:   Andrew R. Siegel
                                           Title:  Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

EXHIBIT 99.2 - COSTA BRAVA LETTER

         [LETTERHEAD OF GIBBONS, DEL DEO, DOLAN, GRIFFINGER & VECCHIONE]

                                  June 30, 2005


VIA CERTIFIED MAIL - R.R.R.
---------------------------

Board of Directors
Telos Corporation
19886 Ashburn Road
Ashburn, Virginia  20147

         Re:    Secure Info Corporation v. Xacta(1) and Telos Corporation
                ---------------------------------------------------------

Gentlemen:

         This law firm represents Costa Brava Partnership III, L.P., holder of the 12% Cumulative Exchangeable Redeemable Preferred Stock of Telos Corporation ("Telos"). We understand that SecureInfo Corporation ("SecureInfo") filed a lawsuit, and received a temporary restraining order, against Xacta, the principal subsidiary of Telos, Telos and David Wilson, Vice President for Product Management of Xacta ("Wilson"), alleging claims under certain Federal and state computer fraud and abuse laws, misappropriation of trade secrets, copyright infringement, trespass to chattels and wrongful taking of property of another (detinue).

         We further understand that SecureInfo amended its complaint on June 16, 2005 to set forth new causes of action based upon the Racketeer Influenced Corrupt Organization Act ("RICO"), common law fraud and deceit, conspiracy to commit fraud, tortiuous interference with contract and combination to injure reputation, trade or business. John B. Wood (`Wood"), President, Chief Executive Officer and Chairman of the Board for Xacta and Telos, Richard Tracy ("Tracy"), Executive Vice President and Chief Security Officer of Xacta and Telos, and Wilson were named individually in the amended complaint.

         As set forth in the amended complaint, the RICO predicate acts include multiple acts of alleged criminal copyright infringement, mail fraud, wire fraud, and possession /transmission of property obtained by fraud. The causes of action, according to the amended complaint, are based heavily upon Wood's, Tracy's and Wilson's own email correspondence as well as other email from agents/employees of Xacta and Telos.

         In the amended complaint, SecureInfo alleges that Xacta and Telos conspired with Lon Berman of Berman Associates, Inc. ("Berman") to fraudulently obtain SecureInfo's Risk Management System ("RMS") software in order to gain SecureInfo's trade secret, confidential and copyright information. According to the amended complaint, Xacta and Telos allegedly hired Berman and provided funding to Berman to purchase a license for RMS under the guise of a fictitious Berman client engagement after attempts by Telos to obtain RMS through other means failed. As alleged by SecureInfo in the amended complaint, email correspondence purportedly shows that Berman's acts were directed by Tracy and Wilson with the direct knowledge of Wood.

__________________________________

(1) Principal Subsidiary of Telos

         Allegations of fraud and RICO violations must be taken seriously by the Telos Board of Directors (the "Board") especially when such allegations involve the company's senior ranking officers. Moreover, the allegations of fraud and RICO violations in the amended complaint must be brought to the attention of the Audit Committee of the Board (the "Audit Committee") and Telos' independent auditors.

         In connection with Telos' most recent annual report on Form 10-K and quarterly report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on April 18, 2005 and May 16, 2005, respectively, Wood, in his capacity as Telos' CEO, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, certified that he disclosed to the Audit Committee and Telos' independent auditors, any fraud, whether or not material, that involves management or other employees who have a significant role in Telos' internal control over financial reporting. As CEO, Wood clearly has a significant role in the internal control over financial reporting and, therefore, finds himself in the untenable position of reporting to the Audit Committee and Telos' independent auditors regarding the allegations in the amended complaint which relate to his own conduct, as well as that of Telos' Executive Vice President and Chief Security Officer.

         In light of the foregoing and pursuant to Sarbanes Oxley Act (Section
301), it is clear that the Audit Committee must launch an immediate and thorough internal investigation of the allegedly fraudulent activity of its senior officers and, most importantly, depending on what the investigation reveals must consider whether Wood has the ability to continue to serve as CEO and Chairman and provide the certifications to Telos' annual and quarterly reports required by the SEC in light of his alleged role in the allegedly fraudulent activity. The Audit Committee must immediately devote the proper attention and resources to this matter as quickly as possible.


                                       Very truly yours,

                                       /s/ CHERYL A. GORMAN
                                       -----------------------------------------
                                       Cheryl A. Gorman


cc:   Mr. Joel Flax, Goodman & Company, LLP
      Branch Chief
      Securities and Exchange Commission,
      Corporate Finance-Branch 3